BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MATERIAL FACT

In compliance with the provisions of Article 157, paragraph 4º, of Law 6,404, dated as of December 15, 1976, as amended, and pursuant to the Brazilian Securities and Exchange Commission (“CVM”) Instruction nº 358, dated as of March 01, 2012, as amended, BRF S.A. (“BRF” – BM&FBovespa: BRFS3; NYSE: BRFS –  “Company”) hereby discloses to its shareholders and to the market that it has executed, in the date hereof, with Parmalat S.p.A., a company with its head offices in the City of Parma, Italy, member of the Groupe Lactalis (“Parmalat”), a binding memorandum of understandings (“MoU”) establishing the terms and conditions of the sale of the plants of its dairy division located in Bom Conselho (PE), Carambeí (PR), Ravena (MG), Concórdia (SC), Teutônia (RS), Itumbiara (MG), Terenos (MS), Ijuí (RS), 3 de Maio I (RS), 3 de Maio II (RS) and Santa Rosa (RS), including related assets and trademarks dedicated to such division (“Transaction”). The scope of this Transaction achieved in the year 2013, net revenues of R$ 2.6 billion*.

The Transaction amount (enterprise value) set forth in the MoU is R$1.8 billion, subject to certain adjustments and the verification of precedent conditions and regulatory approvals applicable to transactions of this kind.

The Company granted to Parmalat exclusivity during the negotiation period of the definitive agreements of the Transaction.

The execution of the MoU was approved by the Board of Directors of the Company.

The Company will maintain BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, CVM, SEC, NYSE and its shareholders and the market informed about upcoming events regarding this matter that could be considered a material fact.

São Paulo, September 03, 2014

Augusto Ribeiro Júnior
Chief Financial and Investors Relations Officer

*Net revenue of R $ 2.6 billion involves only the scope of the Transaction, not including some Joint Ventures linked to the dairy business and other sales also related to the business.